As filed with the Securities and Exchange Commission on April 23, 2001
                                            Registration Statement No. 333-58054
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  PRE-EFFECTIVE
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------

                        ANNALY MORTGAGE MANAGEMENT, INC.
             (Exact Name of Registrant as Specified in its Charter)

                  MARYLAND                              22-3479661
      (State or Other Jurisdiction of               (I.R.S. Employer
       Incorporation or Organization)               Identification No.)

                         12 EAST 41ST STREET, SUITE 700
                            NEW YORK, NEW YORK 10017
                                 (212) 696-0100
    (Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

                                 --------------

                              MICHAEL A.J. FARRELL
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                        ANNALY MORTGAGE MANAGEMENT, INC.
                         12 EAST 41ST STREET, SUITE 700
                            NEW YORK, NEW YORK 10017
                                 (212) 696-0100
            (Name, Address, Including Zip Code, and Telephone Number,
                   including Area Code, of Agent for Service)

                                 --------------

                                   Copies to:
                             R. NICHOLAS SINGH, ESQ.
                                BROWN & WOOD LLP
                               1666 K STREET, N.W.
                                    SUITE 700
                           WASHINGTON, D.C. 20006-1208
                                 (202) 533-1300

         Approximate date of commencement of proposed sale to the public: From time to time or at one time after the effective date of the registration statement as the registrant shall determine.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
Title of Each Class
 of Securities to                   Proposed Maximum           Amount of
   be Registered                   Aggregate Price(1)      Registration Fee
--------------------------------------------------------------------------------
Common Stock (3).................
Preferred Stock (4)..............
--------------------------------------------------------------------------------
Total............................   $311,303,550(2)        $77,825.89(5)(6)
--------------------------------------------------------------------------------

(1) In no event will the maximum aggregate offering price of all securities issued pursuant to this registration statement exceed $311,303,550.
(2) The prospectus forming a part of this registration statement, as such prospectus may be amended or supplemented from time to time (the "Prospectus"), shall be deemed to relate to the $311,303,550 of securities being registered pursuant to this registration statement and, pursuant to Rule 429 under the Securities Act, to $90,580,375 and $18,116,075 of common stock and preferred stock registered and issuable by the registrant pursuant to the Registration Statements on Form S-3, Registration Nos. 333-86401 and 333-58586 ( the "Prior Shelf Registration Statements"). The amount of filing fees associated with such securities registered pursuant the Prior Shelf Registration Statements (calculated at the fee in effect at the time of filing of each Prior Shelf Registration Statement) is approximately $29,710.02.
(3) Subject to footnote 1, there is being registered hereunder an indeterminate number of shares of common stock as may be sold, from time to time, by the registrant. There is also being registered hereunder an indeterminate number of shares of common stock as shall be issuable upon conversion of the shares of preferred stock registered hereby.
(4) Subject to footnote 1, there is being registered hereunder an indeterminate number of shares of preferred stock as may be sold from time to time by the registrant.
(5)   Calculated pursuant to Rule 457(o) under the Securities Act.
(6)   $77,354.91 of the fee was previously paid.

PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS CONSTITUTING A PART OF THIS REGISTRATION STATEMENT IS A COMBINED PROSPECTUS AND RELATES TO SECURITIES OF ANNALY MORTGAGE MANAGEMENT, INC. REGISTERED PURSUANT TO TWO REGISTRATION STATEMENTS OF FORM S-3 (REGISTRATION NO. 333-86401 AND 333-58586).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                EXPLANATORY NOTE

The preliminary prospectus supplement and the preliminary prospectus are being filed as an amendment to this registration statement on Form S-3 filed with the Securities and Exchange Commission on March 30, 2001. The preliminary prospectus supplement is not part of the preliminary prospectus included in this registration statement on Form S-3.

THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS SUPPLEMENT           SUBJECT TO COMPLETION APRIL 23, 2001
(TO PROSPECTUS DATED APRIL    , 2001)
--------------------------------------------------------------------------------

              SHARES

[ANNALY LOGO]

ANNALY MORTGAGE MANAGEMENT, INC.

COMMON STOCK

--------------------------------------------------------------------------------

We are offering     shares of our common stock, par value $0.01 per share. We
will receive all of the net proceeds from the sale of such common stock.

Our common stock is listed on the New York Stock Exchange under the symbol "NLY." The last reported sale price of our common stock on April 20, 2001 was $11.36 per share.

BEFORE BUYING ANY OF THESE SHARES OF OUR COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                               PER SHARE            TOTAL
--------------------------------------------------------------------------------
Public offering price                     $                  $
--------------------------------------------------------------------------------
Underwriting discounts and commissions    $                  $
--------------------------------------------------------------------------------
Proceeds, before expenses, to us          $                  $
--------------------------------------------------------------------------------

We have granted the underwriters a 30-day option to purchase up to an additional shares of our common stock to cover over-allotments at the public offering price per share, less the underwriting discounts and commissions.

The underwriters are offering the shares of our common stock as described in
"Underwriting." Delivery of the shares will be made on or about          , 2001.

UBS WARBURG
               FRIEDMAN BILLINGS RAMSEY
                                            TUCKER ANTHONY SUTRO CAPITAL MARKETS

--------------------------------------------------------------------------------

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is accurate only as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since such dates.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

PROSPECTUS SUPPLEMENT

Forward-looking information................................................  S-2
The Company................................................................  S-3
The offering...............................................................  S-8
Use of proceeds............................................................  S-8
Recent developments........................................................  S-8
Capitalization............................................................. S-10
Selected financial data.................................................... S-11
Underwriting............................................................... S-12
Legal matters.............................................................. S-14
Experts.................................................................... S-14

PROSPECTUS

About this prospectus......................................................    1
Forward-looking information ...............................................    1
About Annaly Mortgage Management, Inc......................................    1
Risk factors...............................................................    4
Use of proceeds............................................................   11
Ratio of earnings to fixed charges.........................................   11
Description of stock.......................................................   12
Federal income tax considerations..........................................   17
Plan of distribution.......................................................   26
Experts....................................................................   27
Legal matters..............................................................   27
Where you can find more information........................................   27
Incorporation of certain documents by reference............................   28

FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements which are based on various assumptions (some of which are beyond our control) may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "anticipate," "continue," or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, changes in interest rates, changes in yield curve, changes in prepayment rates, the availability of mortgage-backed securities for purchase, the availability of financing and, if available, the terms of any financing. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk factors" in the accompanying prospectus. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

--------------------------------------------------------------------------------
                                                                             S-2

--------------------------------------------------------------------------------

The following information may not contain all of the information that is important to you. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference in the accompanying prospectus, in their entireties. You should carefully consider the factors set forth under "Risk factors" on page 4 in the accompanying prospectus before making an investment decision to purchase shares of our common stock. All references to "we," "us" or the "Company" in this prospectus supplement and the accompanying prospectus mean Annaly Mortgage Management, Inc. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described in "Underwriting."

THE COMPANY

BACKGROUND

We own and manage a portfolio of mortgage-backed securities, including mortgage pass-through certificates, collateralized mortgage obligations (or CMOs) and other securities representing interests in or obligations backed by pools of mortgage loans. Our principal business objective is to generate net income for distribution to our stockholders from the spread between the interest income on our mortgage-backed securities and the cost of borrowings to finance our acquisition of mortgage-backed securities. We have elected and believe that we are organized and have operated in a manner that enables us to be taxed as a real estate investment trust (or REIT) under the Internal Revenue Code of 1986 (or Code). If we qualify for taxation as a REIT, we generally will not be subject to federal income tax on our taxable income that is distributed to our stockholders. Therefore, substantially all of our assets consist of qualified REIT real estate assets (of the type described in Section 856(c)(6)(B) of the Code). We are a Maryland corporation that commenced operations on February 18, 1997. We are self-advised and self-managed.

We have financed our purchases of mortgage-backed securities with the net proceeds of equity offerings and borrowings under repurchase agreements whose interest rates adjust based on changes in short-term market interest rates.

BUSINESS STRATEGY

Our principal business objective is to generate income for distribution to our stockholders, primarily from the net cash flows on our mortgage-backed securities. Our net cash flows result primarily from the difference between the interest income on our mortgage-backed securities and our borrowing costs under repurchase agreements. To achieve our business objective, our strategy is:

o to purchase mortgage-backed securities, the majority of which we expect to have interest rates that adjust based on changes in short-term market interest rates;

o    to acquire mortgage-backed securities that we believe:

     -    we have the necessary expertise to evaluate and manage;

     -    we can readily finance;

     - are consistent with our balance sheet guidelines and risk management objectives; and

     -    provide attractive investment returns in a range of scenarios;

--------------------------------------------------------------------------------
S-3

THE COMPANY
--------------------------------------------------------------------------------

o to finance purchases of mortgage-backed securities with the proceeds of equity offerings and, to the extent permitted by our capital investment policy, to utilize leverage to increase potential returns to stockholders through borrowings (primarily under repurchase agreements);

o to attempt to structure our borrowings to have interest rate adjustment indices and interest rate adjustment periods that, on an aggregate basis, generally correspond to the interest rate adjustment indices and interest rate adjustment periods of our adjustable-rate mortgage-backed securities;

o to seek to minimize prepayment risk by structuring a diversified portfolio with a variety of prepayment characteristics and through other means; and

o to issue new equity or debt and increase the size of our balance sheet when opportunities in the market for mortgage-backed securities are likely to allow growth in earnings per share.

We believe we are able to obtain cost efficiencies through our facilities-sharing arrangement with Fixed Income Discount Advisory Company (or FIDAC) and by virtue of our management's experience in managing portfolios of mortgage-backed securities and arranging collateralized borrowings. We will strive to become even more cost-efficient over time by:

o seeking to raise additional capital from time to time in order to increase our ability to invest in mortgage-backed securities;

o striving to lower our effective borrowing costs over time by seeking direct funding with collateralized lenders, rather than using financial intermediaries, and investigating the possibility of using commercial paper and medium term note programs;

o improving the efficiency of our balance sheet structure by investigating the possibility of using uncollateralized subordinated debt, preferred stock and other forms of capital; and

o utilizing information technology to the fullest extent possible in our business, including to improve our ability to monitor the performance of our mortgage-backed securities and to lower our operating costs.

ASSETS

Under our capital investment policy, at least 75% of our total assets must be comprised of high-quality mortgage-backed securities and short-term investments. High quality mortgage-backed securities mean securities that (i) are rated within one of the two highest rating categories by at least one of the nationally recognized rating agencies, (ii) are unrated but are guaranteed by the United States government or an agency of the United States government or
(iii) are unrated but we determine them to be of comparable credit quality to rated high quality mortgage-backed securities.

The remainder of our assets, comprising not more than 25% of our total assets, may consist of other qualified REIT real estate assets which are unrated or rated below high quality securities but which are at least "investment grade" (rated "BBB" or better by Standard & Poor's Corporation (or S&P) or the equivalent by another nationally recognized rating agency) or, if not rated, we determine them to be of comparable credit quality to an investment which is rated "BBB" or better.

We may acquire mortgage-backed securities backed by single-family residential mortgage loans as well as securities backed by loans on multi-family, commercial or other real estate-related properties. To date, all of the mortgage-backed securities that we have acquired have been backed by single-family residential mortgage loans.

--------------------------------------------------------------------------------

THE COMPANY
--------------------------------------------------------------------------------

Our allocation of investments among the permitted investment types may vary from time-to-time based on the evaluation by our Board of Directors of economic and market trends and our perception of the relative values available from these types of investments, except that in no event will our investments that are not high quality securities exceed 25% of our total assets.

We acquire only those mortgage-backed securities that we believe we have the necessary expertise to evaluate and manage, that are consistent with our balance sheet guidelines and risk management objectives and that we believe we can readily finance. Since we generally hold the mortgage-backed securities we acquire until maturity, we generally do not seek to acquire assets whose investment returns are attractive in only a limited range of interest rate scenarios. We believe that future interest rates and mortgage prepayment rates are very difficult to predict. Therefore, we seek to acquire mortgage-backed securities which we believe will provide acceptable returns over a broad range of interest rate and prepayment scenarios.

To date, all of the securities that we have acquired have been agency mortgage-backed securities which, although not rated, carry an implied "AAA" rating. Agency mortgage-backed securities are mortgage-backed securities for which a government agency or federally chartered corporation, such as the Federal Home Loan Mortgage Corporation (or FHLMC), the Federal National Mortgage Association (or FNMA) or the Government National Mortgage Association (or GNMA), guarantees payments of principal or interest on the securities. Agency mortgage-backed securities consist of agency pass-through certificates and CMOs issued or guaranteed by an agency. Pass-through certificates provide for a pass-through of the monthly interest and principal payments made by the borrowers on the underlying mortgage loans. CMOs divide a pool of mortgage loans into multiple tranches with different principal and interest payment characteristics.

At December 31, 2000, approximately 50% of our mortgage-backed securities were adjustable-rate pass-through certificates, approximately 26% of our mortgage-backed securities were fixed-rate pass-through certificates or CMOs and approximately 24% of our mortgage-backed securities were CMO floaters. Our adjustable-rate pass-through certificates are backed by adjustable-rate mortgage loans and have coupon rates which adjust over time, subject to interest rate caps and lag periods, in conjunction with changes in short-term interest rates. CMO floaters are tranches of mortgage-backed securities where the interest rate adjusts in conjunction with changes in short-term interest rates. CMO floaters may be backed by fixed-rate mortgage loans or, less often, by adjustable-rate mortgage loans. In this prospectus supplement, except where the context indicates otherwise, we use the term "adjustable-rate securities" or "adjustable-rate mortgage-backed securities" to refer to adjustable-rate pass-through certificates and CMO floaters. At December 31, 2000, the weighted average yield on our portfolio of earning assets was 7.09%, and the weighted average term to next rate adjustment on adjustable-rate securities was 15 months.

We intend to continue to invest in adjustable-rate pass-through certificates, fixed-rate mortgage-backed securities and CMO floaters. Although we have not done so to date, we may also invest on a limited basis in mortgage derivative securities representing the right to receive interest only or a disproportionately large amount of interest. We have not and will not invest in real estate mortgage investment conduit residuals, other CMO residuals or any mortgage-backed securities, such as inverse floaters, which have imbedded leverage as part of their structural characteristics.

BORROWINGS

We attempt to structure our borrowings to have interest rate adjustment indices and interest rate adjustment periods that, on an aggregate basis, correspond generally to the interest rate adjustment indices and periods of our adjustable-rate mortgage-backed securities. However, periodic rate adjustments on our borrowings are generally more frequent than rate adjustments on our mortgage-backed securities. At December 31, 2000, the weighted average cost of funds for all of our borrowings was 6.55%, the weighted average original term to maturity was 56 days and the weighted average term to next rate adjustment of these borrowings was 29 days.

--------------------------------------------------------------------------------
S-5

THE COMPANY
--------------------------------------------------------------------------------

We generally expect to maintain a ratio of debt-to-equity of between 8:1 and 12:1, although the ratio may vary from time to time depending upon market conditions and other factors that our management deems relevant. For purposes of calculating this ratio, our equity is equal to the value of our investment portfolio on a mark-to-market basis, less the book value of our obligations under repurchase agreements and other collateralized borrowings. At December 31, 2000, our ratio of debt-to-equity was 12:1.

HEDGING

To the extent consistent with our election to qualify as a REIT, we may enter into hedging transactions to attempt to protect our mortgage-backed securities and related borrowings against the effects of major interest rate changes. This hedging would be used to mitigate declines in the market value of our mortgage-backed securities during periods of increasing or decreasing interest rates and to limit or cap the rates on our borrowings. These transactions would be entered into solely for the purpose of hedging interest rate or prepayment risk and not for speculative purposes. To date, we have not entered into any hedging transactions.

COMPLIANCE WITH REIT REQUIREMENTS AND INVESTMENT COMPANY ACT OF 1940

We constantly monitor our mortgage-backed securities and the income from these securities and, to the extent we enter into hedging transactions in the future, will monitor income from our hedging transactions as well, so as to ensure at all times that we maintain our qualification as a REIT and our exempt status under the Investment Company Act of 1940.

MANAGEMENT

Our executive officers are:

o    Michael A.J. Farrell, Chairman of the Board and Chief Executive Officer;

o    Timothy J. Guba, President and Chief Operating Officer;

o Wellington J. St. Claire, Vice Chairman of the Board and Chief Investment Officer;

o    Kathryn F. Fagan, Chief Financial Officer and Treasurer; and

o    Jennifer A. Stephens, Secretary and Investment Officer.

Messrs. Farrell and Guba and Ms. St. Claire have an average of 18 years experience in the investment banking and investment management industries where, in various capacities, they have each managed portfolios of mortgage-backed securities, arranged collateralized borrowings and utilized hedging techniques to mitigate interest rate and other risk within fixed-income portfolios. Ms. Fagan is a certified public accountant and, prior to becoming our Chief Financial Officer and Treasurer, served as Chief Financial Officer and Controller of a publicly owned savings and loan association. Ms. Stephens has worked for us since December 1996. Since 1994, Messrs. Farrell and Guba and Ms. St. Claire have managed FIDAC, a registered investment advisor which, at December 31, 2000, managed, assisted in managing or supervised approximately $1.2 billion in gross assets for a wide array of clients, of which, at that date, approximately $850 million was managed on a discretionary basis. Mr. Farrell is the sole stockholder of FIDAC.

Management's duties on behalf of FIDAC's clients may create conflicts of interest if members of management are presented with corporate opportunities that may benefit both the Company and clients for which FIDAC acts as investment advisor. In the event that an investment opportunity arises, the investment will be allocated to another entity or us by determining the entity or account for which the investment is most suitable. In making this determination, our management will consider the investment strategy and guidelines of each entity

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                                                                             S-6

THE COMPANY
--------------------------------------------------------------------------------

or account with respect to acquisition of assets, leverage, liquidity and other factors which management determines appropriate.

DISTRIBUTIONS

To maintain our qualification as a REIT, we must distribute all or substantially all of our taxable income to our stockholders for each year (subject to certain adjustments). We have done this in the past and intend to continue to do so in the future. This will enable us to qualify for the tax benefits accorded to a REIT under the Code.

The following table sets forth the cash distributions declared per share for our most recent fiscal quarter and our last two fiscal years.

                                                            CASH DISTRIBUTIONS
                                                            DECLARED PER SHARE
--------------------------------------------------------------------------------
2001
    First Quarter ended March 31, 2001.....................       $0.30

2000
    First Quarter ended March 31, 2000.....................       $0.35
    Second Quarter ended June 30, 2000.....................       $0.30
    Third Quarter ended September 30, 2000.................       $0.25
    Fourth Quarter ended December 31, 2000.................       $0.25

1999
    First Quarter ended March 31, 1999.....................       $0.33
    Second Quarter ended June 30, 1999.....................       $0.35
    Third Quarter ended September 30, 1999.................       $0.35
    Fourth Quarter ended December 31, 1999.................       $0.35

We have not established a minimum distribution payment level and our ability to pay distributions may be adversely affected for the reasons described under the caption "Risk factors" in the accompanying prospectus. All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our Board of Directors may deem relevant from time to time.

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S-7

--------------------------------------------------------------------------------

THE OFFERING


Common stock offered by us..........................               shares
Common stock to be outstanding
after this offering.................................               shares(1)
New York Stock Exchange symbol......................      NLY

---------------------
(1) Based upon the number of shares outstanding as of April , 2001 and does not include 878,380 shares of common stock issuable upon the exercise of options granted pursuant to our Long-Term Incentive Plan.

USE OF PROCEEDS

We expect to receive approximately $    million in net proceeds from the sale of
the shares of our common stock in this offering, or approximately $    million
if the underwriters' over-allotment option is exercised in full, after payment of our expenses related to this offering and underwriting discounts and commissions.

We intend to use the net proceeds of this offering to purchase mortgage-backed securities. We then intend to increase our investment assets by borrowing against these mortgage-backed securities and using the proceeds to acquire additional mortgage-backed securities.

RECENT DEVELOPMENTS

On January 29, 2001, we issued 9,800,000 shares of our common stock in two public offerings. We also issued an additional 1,350,000 shares of our common stock pursuant to the underwriters' over-allotment option which was exercised on February 22, 2001. We raised aggregate net proceeds of approximately $99,300,000 in these offerings. Pursuant to our stated investment policy, we applied the net proceeds from the January 2001 offerings towards the purchase of additional mortgage-backed securities.

On March 22, 2001, we declared our first quarter 2001 common stock dividend of $0.30 per share. This dividend will be paid to stockholders of record on April 30, 2001.

On April 16, 2001, we reported earnings for the quarter ended March 31, 2001 of $8,330,273, or $0.38 per average share outstanding, as compared to $4,848,362, or $0.35 per average share outstanding, for the quarter ended March 31, 2000. Weighted average shares outstanding were 21,851,481 and 13,660,539 for the quarters ended March 31, 2001 and 2000, respectively.

At March 31, 2001, we had a book value of $9.80, which was a 25% increase from the March 31, 2000 book value of $7.84. The book value increased by approximately 5% from the December 31, 2000 book value of $9.34. We classified all investment securities as "available for sale." Consequently, the entire portfolio is recorded at market value. Fixed rate mortgage-backed securities comprised approximately 28% of our portfolio at March 31, 2001. The balance of our portfolio was comprised of 55% adjustable rate mortgages and 17% LIBOR floating rate collateralized mortgage obligations. We have continued to avoid the introduction of credit risk in our portfolio. As of March 31, 2001, all of the assets in our portfolio were FHLMC, FNMA or GNMA securities, which carry an implied "AAA" rating. No derivatives, interest rate

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                                                                             S-8

RECENT DEVELOPMENTS
--------------------------------------------------------------------------------

swaps, swaptions, options, currency swaps, total rate of return swaps were acquired. As of March 31, 2001, all assets in our portfolio were REIT eligible assets.

The following table presents our summary unaudited financial information for the quarter ended March 31, 2001.

                               SUMMARY FINANCIALS
                (dollars in thousands, except for per share data)

                                                           FOR THE QUARTER ENDED
                                                               MARCH 31, 2001
--------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Interest income from mortgage-backed securities and cash             $42,434
Interest expense on repurchase agreements                             33,453
Net interest income                                                    8,981
Net income                                                             8,330
Net income per share:
  Basic                                                                $0.38
  Diluted                                                              $0.37
Average number of shares outstanding:
  Basic                                                           21,851,481
  Diluted                                                         22,443,094

BALANCE SHEET DATA:
Mortgage-Backed Securities, at fair value                         $3,500,610
Total assets                                                       3,523,081
Repurchase agreements                                              3,118,300
Total liabilities                                                  3,271,198
Stockholders' equity                                                 251,883
Number of shares of common stock outstanding                      25,701,458

--------------------------------------------------------------------------------
S-9

--------------------------------------------------------------------------------

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2000:

o    on a historical basis;

o as adjusted for our January 29, 2001 and February 22, 2001 issuances of an aggregate of 11,150,000 shares of our common stock and the application of the net proceeds thereof; and

o    as further adjusted assuming the sale of    shares and the application of
     the net proceeds of this offering as described under "Use of proceeds."

The information set forth in the following table should be read in conjunction with, and is qualified in its entirety by, the financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which is incorporated by reference into the accompanying prospectus.

                                                            AS OF DECEMBER 31, 2000
                                              ----------------------------------------------------
                                                              AS ADJUSTED FOR       AS FURTHER
                                                             THE JANUARY 2001    ADJUSTED FOR THIS
                                               HISTORICAL       OFFERINGS(1)        OFFERING(2)
--------------------------------------------------------------------------------------------------
                                                                  (dollars in thousands)
STOCKHOLDERS' EQUITY:

Common stock, par value $0.01 per share,
  100,000,000 authorized, 14,522,978 shares
  issued and outstanding on a historical
  basis, 25,672,978 shares issued and
  outstanding on an as adjusted basis
  following the January 2001 offerings and
      shares issued and outstanding
  on an as adjusted basis following this
  offering(3).................................  $   145           $    257
Additional paid-in capital....................    147,84           247,018
Accumulated other comprehensive loss..........   (13,044)          (13,044)
      Retained earnings.......................       697               697
                                                --------          --------
          Total stockholders' equity........     135,642           234,928
                                                --------          --------
              Total Capitalization......        $135,642          $234,928
                                                ========          ========

--------------
(1) On January 29, 2001, we issued 9,800,000 shares of our common stock in two public offerings. We also issued an additional 1,350,000 shares of our common stock pursuant to the underwriters' over-allotment option which was exercised on February 22, 2001. We raised aggregate net proceeds of approximately $99,300,000 in the January 2001 offerings.

(2) After deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in this offering. Assumes (i) no exercise of the underwriters' over-allotment option to purchase up to an additional shares of our common stock, (ii) a net proceed per share of
     $        with respect to the shares offered in this offering and (iii)
     approximate aggregate expenses of $300,000.

(3) Excludes (i) 28,480 shares issued after December 31, 2000 pursuant to our Dividend Reinvestment and Share Purchase Plan and upon the exercise of options granted pursuant to our Long-Term Incentive Plan and (ii) 878,380 shares of common stock with an average exercise price of $8.41 per share that are issuable upon the exercise of options granted pursuant to our Long-Term Incentive Plan.

--------------------------------------------------------------------------------
                                                                            S-10

--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

The selected financial data set forth below is derived from our audited financial statements for the period ended December 31, 1997 and the fiscal years ended December 31, 1998, 1999 and 2000. The following selected financial data should be read in conjunction with the more detailed information contained in the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which is incorporated by reference into the accompanying prospectus.

                                              FOR THE PERIOD FROM           FOR THE YEARS ENDED DECEMBER 31,
                                              FEBRUARY 18, 1997 TO    ---------------------------------------------
                                              DECEMBER 31, 1997(1)       1998             1999              2000
-------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:                          (dollars in thousands, except for per share data)
     Days in period.........................            317                 365              365               366
     Interest income........................        $24,713             $89,986          $89,812          $109,750
     Interest expense.......................         19,677              75,735           69,846            92,902
     Net interest income....................          5,036              14,251           19,966            16,848
     Gain on sale of mortgage-backed
       securities...........................            735               3,344              454             2,025
     General and administrative expenses....            852               2,106            2,281             2,286
                                                    -------             -------          -------           -------
     Net income.............................        $ 4,919             $15,489          $18,139           $16,587
                                                    =======             =======          =======           =======
     Basic net income per average share.....          $0.83               $1.22            $1.41             $1.18
     Diluted net income per average share...          $0.80               $1.19            $1.35             $1.15
     Dividends declared per average share...          $0.79               $1.21            $1.38             $1.15

BALANCE SHEET DATA:
     Mortgage-backed securities, at fair
       value................................     $1,161,779          $1,520,289       $1,437,793        $1,978,219
     Total assets...........................      1,167,740           1,527,352        1,491,322         2,035,029
     Repurchase agreements..................        918,869           1,280,510        1,338,296         1,628,359
     Total liabilities......................      1,032,654           1,401,481        1,388,050         1,899,386
     Stockholders' equity...................        135,086             125,871          103,272           135,642
     Number of shares of common stock
       outstanding..........................     12,713,900          12,648,424       13,581,316        14,522,978

OTHER DATA:
     Average total assets..................        $476,855          $1,499,875       $1,473,765        $1,652,459
     Average earning assets................         448,306           1,461,791        1,461,254         1,564,491
     Average borrowings....................         404,140           1,360,040        1,350,230         1,449,999
     Average equity........................          61,096             131,265          117,685           117,727
     Yield on interest earning assets......            6.34%               6.16%            6.15%             7.02%
     Cost of funds on interest bearing
       liabilities.........................            5.61%               5.57%            5.17%             6.41%
     Interest rate spread..................            0.73%               0.59%            0.98%             0.61%

ANNUALIZED FINANCIAL RATIOS:
     Net interest margin (net interest
       income/average total assets)........            1.22%               0.95%            1.35%             1.02%
     General and administrative expenses
       as a percentage of average assets...            0.21%               0.14%            0.15%             0.14%
     General and administrative expenses
       as a percentage of average equity...            1.61%               1.60%            1.94%             1.94%
     Return on average assets..............            1.19%               1.03%            1.23%             1.00%
     Return on average equity..............            9.27%              11.80%           15.41%            14.09%

------------------
(1)  Ratios for the 317-day period ended December 31, 1997 have been annualized.

--------------------------------------------------------------------------------
S-11

--------------------------------------------------------------------------------

UNDERWRITING

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares of our common stock being offered. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below.

UNDERWRITERS                                                    NUMBER OF SHARES
--------------------------------------------------------------------------------

UBS Warburg LLC ................................................
Friedman, Billings, Ramsey & Co., Inc. .........................
Tucker Anthony Incorporated ....................................
     Total......................................................

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock being offered if any shares are purchased, other than those covered by the over-allotment option described below.

We have granted the underwriters an option to purchase up to         additional
shares of our common stock at the public offering price, less the underwriting discounts and commissions, set forth on the cover of this prospectus supplement to cover over-allotments, if any. This option is exercisable for a period of 30 days. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to conditions, to purchase shares in approximately the same proportion as set forth in the table above.

The following table provides information regarding the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional shares.

                                              PAID BY US
                         ------------------------------------------------------
                               NO EXERCISE OF            FULL EXERCISE OF
                           OVER-ALLOTMENT OPTION       OVER-ALLOTMENT OPTION
--------------------------------------------------------------------------------
Per share...............     $                           $
     Total..............     $                           $

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $300,000.

The underwriters propose to offer the common stock directly to the public initially at the offering price set forth on the cover page of this prospectus supplement. The underwriters may offer the common stock to securities dealers at that price less a concession not in excess of $ per share. Securities dealers
may reallow a concession not in excess of $    per share on sales to certain
other brokers or dealers. The underwriters reserve the right to reject any order for the purchase of shares. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

We have agreed in the underwriting agreement to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and to contribute to payments that the underwriters may be required to make in respect thereof.

--------------------------------------------------------------------------------

UNDERWRITING
--------------------------------------------------------------------------------

We, and each of our directors and executive officers, have agreed with the underwriters that for a period of 90 days following the date of this prospectus supplement that, without the prior written consent of UBS Warburg LLC, neither we nor our directors and executive officers will offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock.

The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

In the ordinary course of their business, the underwriters and/or their affiliates have in the past performed, and may continue to perform, investment banking, broker dealer, lending, financial advisory or other services for us for which they have received, or may receive, customary compensation. In addition, we have a secured repurchase credit facility with UBS Warburg LLC and one of our affiliates manages, in part, the portfolio of FBR Asset Investment Corporation, an affiliate of Friedman, Billings, Ramsey & Co., Inc.

--------------------------------------------------------------------------------
S-13

--------------------------------------------------------------------------------

LEGAL MATTERS

In addition to the legal opinions referred to under "Legal matters" in the accompanying prospectus, the legality of the shares of our common stock will be passed upon for us by Brown & Wood LLP, Washington, D.C. Certain legal matters relating to this offering will be passed upon for the underwriters by Clifford Chance Rogers & Wells LLP, New York, New York.

EXPERTS

Our financial statements and schedules included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements and schedules are incorporated by reference into the accompanying prospectus in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
                                                                            S-14

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED APRIL 23, 2001

PROSPECTUS

                                  $420,000,000

                        ANNALY MORTGAGE MANAGEMENT, INC.

                        COMMON STOCK AND PREFERRED STOCK

         By this prospectus, we may offer, from time to time, shares of our:

              o    common stock;

              o    preferred stock; or

              o    any combination of the foregoing.

         We will provide specific terms of each issuance of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest.

         This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

         The New York Stock Exchange lists our common stock under the symbol "NLY."

         To ensure we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of any class of our common stock or our preferred stock, unless our Board of Directors waives this limitation.

         CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

         We may sell these securities to or through underwriters, dealers or agents, or we may sell the securities directly to investors on our own behalf.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April   , 2001

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

ABOUT THIS PROSPECTUS.........................................................1

FORWARD-LOOKING INFORMATION...................................................1

ABOUT ANNALY MORTGAGE MANAGEMENT, INC.........................................1

RISK FACTORS..................................................................4

USE OF PROCEEDS..............................................................11

RATIO OF EARNINGS TO FIXED CHARGES...........................................11

DESCRIPTION OF STOCK.........................................................12

FEDERAL INCOME TAX CONSIDERATIONS............................................17

PLAN OF DISTRIBUTION.........................................................26

EXPERTS......................................................................27

LEGAL MATTERS................................................................27

WHERE YOU CAN FIND MORE INFORMATION..........................................27

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................28

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (or SEC) using a "shelf" registration process. Under this process, we may offer and sell any combination of common stock and preferred stock in one or more offerings for total proceeds of up to $420,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. It is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                           FORWARD-LOOKING INFORMATION

         This prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements which are based on various assumptions (some of which are beyond our control) may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "anticipate," "continue," or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, changes in interest rates, changes in yield curve, changes in prepayment rates, the availability of mortgage-backed securities for purchase, the availability of financing and, if available, the terms of any financing. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in this prospectus. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

                     ABOUT ANNALY MORTGAGE MANAGEMENT, INC.

GENERAL

         We own, manage and finance a portfolio of mortgage-backed securities, including mortgage pass-through certificates, collateralized mortgage obligations (or CMOs) and other securities representing interests in or obligations backed by pools of mortgage loans. Our principal business objective is to generate net income for distribution to our stockholders from the spread between the interest income on our mortgage-backed securities and the cost of borrowings to finance our acquisition of mortgage-backed securities. We have elected and believe that we are organized and have operated in a manner that enables us to be taxed as a real estate investment trust (or REIT) under the Internal Revenue Code of 1986, as amended (or the Code). If we qualify for taxation as a REIT, we generally will not be subject to federal income tax on our taxable income that is distributed to our stockholders. Therefore, substantially all of our assets consist of qualified REIT real estate assets (of the type described in Section 856(c)(6)(B) of the Code). We are a Maryland corporation that commenced operations on February 18, 1997. We are self-advised and self-managed.

         We have financed our purchases of mortgage-backed securities with the net proceeds of equity offerings and borrowings under repurchase agreements whose interest rates adjust based on changes in short-term market interest rates.

ASSETS

         On December 31, 2000, all of the mortgage-backed securities we owned were "agency certificates." Agency certificates are mortgage-backed securities where a government agency or federally chartered corporation, such as FHLMC, FNMA or GNMA, guarantees payments of principal or interest on the certificates. Although not rated, these agency certificates carry an implied "AAA" rating.

         o Freddie Mac is a common abbreviation that refers to the Federal Home Loan Mortgage Corporation, a privately-owned, government-sponsored enterprise created pursuant to an act of Congress.

         o Fannie Mae is a common abbreviation that refers to the Federal National Mortgage Association, a privately-owned, federally-chartered corporation organized under an act of Congress.

         o Ginnie Mae is a common abbreviation that refers to the Government National Mortgage Association, a wholly-owned instrumentality of the United States within the Department of Housing and Urban Development.

         Even though we have only acquired "AAA" securities so far, pursuant to our capital investment policy, we have the ability to acquire securities of lower credit quality. Under our policy:

         o 75% of our investments must have a "AA" or higher rating by Standard & Poor's Corporation (or S&P), an equivalent rating by another nationally recognized rating organization or our management must determine that the investments are of comparable credit quality to investments with these ratings.

         o the remaining 25% of our investments must have a "BBB" or higher rating by S&P, or an equivalent rating by another nationally recognized rating organization, or our management must determine that the investments are of comparable credit quality to investments with these ratings. Securities with ratings of "BBB" or higher are commonly referred to as "investment grade" securities.

         o we seek to have a minimum weighted average rating for our portfolio of at least "A" by S&P.

         We acquire both adjustable-rate and fixed-rate mortgage-backed securities. Adjustable-rate mortgage-backed securities have interest rates that adjust periodically based upon changes in an objective index of short-term interest rates, such as London Interbank Offered Rate (or LIBOR) or a Treasury index. On December 31, 2000, approximately 74% of our mortgage-backed securities were adjustable-rate securities and approximately 26% were fixed-rate securities.

BORROWINGS

         We borrow money primarily through repurchase agreements using our mortgage-backed securities as collateral. We generally expect to maintain a ratio of debt-to-equity of between 8:1 to 12:1, although the ratio may vary from time to time depending upon market conditions and other factors our management deems relevant. At December 31, 2000, our debt-to-equity ratio was 12:1.

         We attempt to structure our borrowings to have interest rate adjustment indices and interest rate adjustment periods that, on an aggregate basis, correspond generally to the interest rate adjustment indices and periods of our adjustable-rate mortgage-backed securities. However, the interest rates on our borrowings generally adjust more frequently than the interest rates on our mortgage-backed securities. In addition, our fixed-rate mortgage-backed securities do not provide for any periodic rate adjustments. Accordingly, we could experience net losses or a decrease in net profits in a period of rising interest rates.

STOCK LISTING

         Our common stock is traded on the New York Stock Exchange under the symbol "NLY."

PRINCIPAL EXECUTIVE OFFICES AND TELEPHONE NUMBER

         Our principal executive offices are located at 12 East 41st Street, Suite 700, New York, New York 10017. Our telephone number is (212) 696-0100.

                                  RISK FACTORS

         An investment in our stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of our common stock could decline significantly and you may lose all or part of your investment.

IF THE INTEREST PAYMENTS ON OUR BORROWINGS INCREASE RELATIVE TO THE INTEREST WE EARN ON OUR MORTGAGE-BACKED SECURITIES, IT MAY ADVERSELY AFFECT OUR PROFITABILITY

         We earn money based upon the spread between the interest payments we earn on our mortgage-backed securities and the interest payments we must make on our borrowings. If the interest payments on our borrowings increase relative to the interest we earn on our mortgage-backed securities, our profitability may be adversely affected.

         The interest payments on our borrowings may increase relative to the interest we earn on our adjustable-rate mortgage-backed securities for various reasons discussed in this section.

o DIFFERENCES IN TIMING OF INTEREST RATE ADJUSTMENTS ON OUR MORTGAGE-BACKED SECURITIES AND OUR BORROWINGS MAY ADVERSELY AFFECT OUR PROFITABILITY

         We rely primarily on short-term borrowings to acquire mortgage-backed securities with long-term maturities. Accordingly, if short-term interest rates increase, this may adversely affect our profitability.

         Most of the mortgage-backed securities we acquire are adjustable-rate securities. This means that their interest rates may vary over time based upon changes in an objective index, such as:

         o LIBOR. The interest rate that banks in London offer for deposits in London of U.S. dollars.

         o Treasury Index. A monthly or weekly average yield of benchmark U.S. Treasury securities, as published by the Federal Reserve Board.

         o CD Rate. The weekly average of secondary market interest rates on six-month negotiable certificates of deposit, as published by the Federal Reserve Board.

         These indices generally reflect short-term interest rates. On December 31, 2000, approximately 74% of our mortgage-backed securities were adjustable-rate securities.

         The interest rates on our borrowings similarly vary with changes in an objective index. However, the interest rates on our borrowings generally adjust more frequently than the interest rates on our adjustable-rate mortgage-backed securities. For example, on December 31, 2000, our adjustable-rate mortgage-backed securities had a weighted average term to next rate adjustment of 15 months, while our borrowings had a weighted average term to next rate adjustment of 29 days. Accordingly, in a period of rising interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings adjust faster than the interest rates on our adjustable-rate mortgage-backed securities.

o INTEREST RATE CAPS ON OUR MORTGAGE-BACKED SECURITIES MAY ADVERSELY AFFECT OUR PROFITABILITY

         Our adjustable-rate mortgage-backed securities are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a mortgage-backed security. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while the interest rates on our adjustable-rate mortgage-backed securities would be limited by caps.

o BECAUSE WE ACQUIRE FIXED-RATE SECURITIES, AN INCREASE IN INTEREST RATES MAY ADVERSELY AFFECT OUR PROFITABILITY

         While the majority of our investments consist of adjustable-rate mortgage-backed securities, we also invest in fixed-rate mortgage-backed securities. In a period of rising interest rates, our interest payments could increase while the interest we earn on our fixed-rate mortgage-backed securities would not change. This would adversely affect our profitability. On December 31, 2000, approximately 26% of our mortgage-backed securities were fixed-rate securities.

AN INCREASE IN PREPAYMENT RATES MAY ADVERSELY AFFECT OUR PROFITABILITY

         The mortgage-backed securities we acquire are backed by pools of mortgage loans. We receive payments, generally, from the payments that are made on these underlying mortgage loans. When borrowers prepay their mortgage loans at rates that are faster than expected, this results in prepayments that are faster than expected on the mortgage-backed securities. These faster than expected prepayments may adversely affect our profitability.

         We often purchase mortgage-backed securities that have a higher interest rate than the market interest rate at the time. In exchange for this higher interest rate, we must pay a premium over the market value to acquire the security. In accordance with accounting rules, we amortize this premium over the term of the mortgage-backed security. If the mortgage-backed security is prepaid in whole or in part prior to its maturity date, however, we must expense the premium that was prepaid at the time of the prepayment. This adversely affects our profitability. On December 31, 2000, approximately 87% of the mortgage-backed securities we owned were acquired at a premium.

         Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by conditions in the housing and financial markets, general economic conditions and the relative interest rates on fixed-rate and adjustable-rate mortgage loans.

         We may seek to reduce prepayment risk by acquiring mortgage-backed securities at a discount. If a discounted security is prepaid in whole or in part prior to its maturity date, we will earn income equal to the amount of the remaining discount. This will improve our profitability if the discounted securities are prepaid faster than expected. On December 31, 2000, approximately 13% of the mortgage-backed securities we owned were acquired at a discount.

         We can also acquire mortgage-backed securities that are less affected by prepayments. For example, we can acquire CMOs, a type of mortgage-backed security. CMOs divide a pool of mortgage loans into multiple tranches that allow for shifting of prepayment risks from slower-paying tranches to faster-paying tranches. This is in contrast to pass-through or pay-through mortgage-backed securities, where all investors share equally in all payments, including all prepayments. As discussed below, the Investment Company Act of 1940 (or the Investment Company Act) imposes restrictions on our purchase of CMOs. On December 31, 2000, approximately 24% of our mortgage-backed securities were CMOs and approximately 76% of our mortgage-backed securities were pass-through or pay-through securities.

         While we seek to minimize prepayment risk to the extent practical, in selecting investments we must balance prepayment risk against other risks and the potential returns of each investment. No strategy can completely insulate us from prepayment risk.

AN INCREASE IN INTEREST RATES MAY ADVERSELY AFFECT OUR BOOK VALUE

         Increases in interest rates may negatively affect the market value of our mortgage-backed securities. Our fixed-rate securities, generally, are more negatively affected by these increases. In accordance with accounting rules, we reduce our book value by the amount of any decrease in the market value of our mortgage-backed securities.

OUR STRATEGY INVOLVES SIGNIFICANT LEVERAGE

         We seek to maintain a ratio of debt-to-equity of between 8:1 and 12:1, although our ratio may at times be above or below this amount. We incur this leverage by borrowing against a substantial portion of the market value of our mortgage-backed securities. By incurring this leverage, we can enhance our returns. However, this leverage, which is fundamental to our investment strategy, also creates significant risks.

o   OUR LEVERAGE MAY CAUSE SUBSTANTIAL LOSSES

         Because of our significant leverage, we may incur substantial losses if our borrowing costs increase. Our borrowing costs may increase for any of the following reasons:

         o    short-term interest rates increase;

         o    the market value of our mortgage-backed securities decreases;

         o    interest rate volatility increases; or

         o    the availability of financing in the market decreases.

o OUR LEVERAGE MAY CAUSE MARGIN CALLS AND DEFAULTS AND FORCE US TO SELL ASSETS UNDER ADVERSE MARKET CONDITIONS

         Because of our leverage, a decline in the value of our mortgage-backed securities may result in our lenders initiating margin calls. A margin call means that the lender requires us to pledge additional collateral to re-establish the ratio of the value of the collateral to the amount of the borrowing. Our fixed-rate mortgage-backed securities generally are more susceptible to margin calls as increases in interest rates tend to more negatively affect the market value of fixed-rate securities.

         If we are unable to satisfy margin calls, our lenders may foreclose on our collateral. This could force us to sell our mortgage-backed securities under adverse market conditions. Additionally, in the event of our bankruptcy, our borrowings, which are generally made under repurchase agreements, may qualify for special treatment under the Bankruptcy Code. This special treatment would allow the lenders under these agreements to avoid the automatic stay provisions of the Bankruptcy Code and to liquidate the collateral under these agreements without delay.

o   LIQUIDATION OF COLLATERAL MAY JEOPARDIZE OUR REIT STATUS

         To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our mortgage-backed securities, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT. For further discussion of these asset and source of income requirements and the consequences of our failure to continue to qualify as a REIT, please see the "Federal Income Tax Considerations" section of this prospectus.

o   WE MAY EXCEED OUR TARGET LEVERAGE RATIOS

         We seek to maintain a ratio of debt-to-equity of between 8:1 and 12:1. However, we are not required to stay within this leverage ratio. If we exceed this ratio, the adverse impact on our financial condition and results of operations from the types of risks described in this section would likely be more severe.

o   WE MAY NOT BE ABLE TO ACHIEVE OUR OPTIMAL LEVERAGE

         We use leverage as a strategy to increase the return to our investors. However, we may not be able to achieve our desired leverage for any of the following reasons:

         o    we determine that the leverage would expose us to excessive risk;

         o our lenders do not make funding available to us at acceptable rates; or

         o our lenders require that we provide additional collateral to cover our borrowings.

o WE MAY INCUR INCREASED BORROWING COSTS WHICH WOULD ADVERSELY AFFECT OUR PROFITABILITY

         Currently, all of our borrowings are collateralized borrowings in the form of repurchase agreements. If the interest rates on these repurchase agreements increase, it would adversely affect our profitability.

         Our borrowing costs under repurchase agreements generally correspond to short-term interest rates such as LIBOR or a short-term Treasury index, plus or minus a margin. The margins on these borrowings over or under short-term interest rates may vary depending upon:

         o    the movement of interest rates;

         o    the availability of financing in the market; or

         o    the value and liquidity of our mortgage-backed securities.

IF WE ARE UNABLE TO RENEW OUR BORROWINGS AT FAVORABLE RATES, OUR PROFITABILITY MAY BE ADVERSELY AFFECTED

         Since we rely primarily on short-term borrowings, our ability to achieve our investment objectives depends not only on our ability to borrow money in sufficient amounts and on favorable terms, but also on our ability to renew or replace on a continuous basis our maturing short-term borrowings. If we are not able to renew or replace maturing borrowings, we would have to sell our assets under possibly adverse market conditions.

WE HAVE NOT USED DERIVATIVES TO MITIGATE OUR INTEREST RATE AND PREPAYMENT RISKS

         Our policies permit us to enter into interest rate swaps, caps and floors and other derivative transactions to help us mitigate our interest rate and prepayment risks described above. However, we have determined in the past that the cost of these transactions outweighs the benefits. In addition, we will not enter into derivative transactions if we believe they will jeopardize our status as a REIT. If we decide to enter into derivative transactions in the future, these transactions may mitigate our interest rate and prepayment risks but cannot insulate us from these risks.

OUR INVESTMENT STRATEGY MAY INVOLVE CREDIT RISK

         We may incur losses if there are payment defaults under our mortgage-backed securities.

         To date, all of our mortgage-backed securities have been agency certificates which, although not rated, carry an implied "AAA" rating. Agency certificates are mortgage-backed securities where Freddie Mac, Fannie Mae or Ginnie Mae guarantees payments of principal or interest on the certificates.

         Even though we have only acquired "AAA" securities so far, pursuant to our capital investment policy, we have the ability to acquire securities of lower credit quality. Under our policy:

         o 75% of our investments must have a "AA" or higher rating by S&P, an equivalent rating by a similar nationally recognized rating organization or our management must determine that the investments are of comparable credit quality to investments with these ratings.

         o the remaining 25% of our investments must have a "BBB" or higher rating by S&P, or an equivalent rating by a similar nationally recognized rating organization, or our management must determine that the investments are of comparable credit quality to investments with these ratings. Securities with ratings of "BBB" or higher are commonly referred to as "investment grade" securities.

         o we seek to have a minimum weighted average rating for our portfolio of at least "A" by S&P.

         If we acquire mortgage-backed securities of lower credit quality, we may incur losses if there are defaults under those mortgage-backed securities or if the rating agencies downgrade the credit quality of those mortgage-backed securities.

WE HAVE NOT ESTABLISHED A MINIMUM DIVIDEND PAYMENT LEVEL

         We intend to pay quarterly dividends and to make distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year (subject to certain adjustments) is distributed. This will enable us to qualify for the tax benefits accorded to a REIT under the Code. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected for the reasons described in this section. All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our Board of Directors may deem relevant from time to time.

BECAUSE OF COMPETITION, WE MAY NOT BE ABLE TO ACQUIRE MORTGAGE-BACKED SECURITIES AT FAVORABLE YIELDS

         Our net income depends, in large part, on our ability to acquire mortgage-backed securities at favorable spreads over our borrowing costs. In acquiring mortgage-backed securities, we compete with other REITs, investment banking firms, savings and loan associations, banks, insurance companies, mutual funds, other lenders and other entities that purchase mortgage-backed securities, many of which have greater financial resources than us. As a result, in the future, we may not be able to acquire sufficient mortgage-backed securities at favorable spreads over our borrowing costs.

WE ARE DEPENDENT ON OUR KEY PERSONNEL

         We are dependent on the efforts of our key officers and employees, including Michael A. J. Farrell, Chairman of the Board of Directors and Chief Executive Officer, Timothy J. Guba, President and Chief Operating Officer, Wellington J. St. Claire, Vice Chairman and Chief Investment Officer, Kathryn F. Fagan, Chief Financial Officer and Treasurer, and Jennifer A. Stephens, Secretary and Investment Officer. The loss of any of their services could have an adverse effect on our operations. Although we have employment agreements with each of them, we cannot assure you they will remain employed with us.

SOME OF OUR OFFICERS AND EMPLOYEES HAVE POTENTIAL CONFLICTS OF INTEREST

         Some of our officers and employees have potential conflicts of interest with us. The material potential conflicts are as follows:

o   OUR OFFICERS AND EMPLOYEES MANAGE ASSETS FOR OTHER CLIENTS

         Messrs. Farrell and Guba, Ms. St. Claire and other officers and employees are actively involved in managing mortgage-backed securities and other fixed income assets for institutional clients through Fixed Income Discount Advisory Company (or FIDAC). FIDAC is a registered investment adviser that on December 31, 2000 managed, assisted in managing or supervised approximately $1.2 billion in gross assets for a wide array of clients. Of that amount, FIDAC managed approximately $850 million of those gross assets on a discretionary basis. The U.S. Dollar Floating Rate Fund is a fund managed by FIDAC. Mr. Farrell is a Director of the Floating Rate Fund. These officers will continue to perform services for FIDAC, the institutional clients and the Floating Rate Fund. Mr. Farrell is also the sole shareholder of FIDAC.

         These responsibilities may create conflicts of interest for these officers and employees if they are presented with corporate opportunities that may benefit us and the institutional clients and the Floating Rate Fund. Our officers allocate investments among Annaly Mortgage Management, Inc. (or Annaly), the institutional clients and the Floating Rate Fund by determining the entity or account for which the investment is most suitable. In making this determination, our officers consider the investment strategy and guidelines of each entity or account with respect to acquisition of assets, leverage, liquidity and other factors that our officers determine appropriate.

o SOME OF OUR DIRECTORS AND OFFICERS HAVE OWNERSHIP INTERESTS IN OUR AFFILIATES THAT CREATE POTENTIAL CONFLICTS OF INTEREST

         Mr. Farrell, our Chairman and Chief Executive Officer, and our other directors and officers, have direct and indirect ownership interests in our affiliates that create potential conflicts of interest.

         During 1998, we made an initial investment of $49,980 in Annaly International Mortgage Management, Inc. (or Annaly International). Annaly International explores business opportunities overseas, including the origination of mortgages. Annaly International has not commenced operations beyond this exploratory stage. We own 33% of the equity of Annaly International in the form of non-voting securities. The remaining equity of Annaly International is owned by FIDAC, Michael A.J. Farrell, Timothy J. Guba, our President and Chief Operating Officer, Wellington J. St. Claire, our Vice Chairman and Chief Investment Officer, Kathryn F. Fagan, our Chief Financial Officer and Treasurer, and other persons.

         During 1998, Annaly International made an initial investment of $20,400 in Annaly.com, Inc. (or Annaly.com). Annaly.com explores opportunities to acquire or originate mortgages in the United States. Annaly.com has established a Web site at http://www.annaly.com but has not commenced the acquisition or origination of mortgages. Annaly International owns 51% of the equity of Annaly.com. The remaining equity of Annaly.com is owned by FIDAC.

         Our management allocates rent and other office expenses between our affiliates and us. These allocations may create conflicts of interest. Our management currently allocates rent and other expenses 90% to Annaly and 10% to FIDAC. Our audit committee must approve any change in these allocation percentages. In addition, we may enter into agreements, such as technology sharing or research agreements, with our affiliates in the future. These agreements would present potential conflicts of interest. Our management will obtain prior approval of our audit committee prior to entering into any agreements with our affiliates.

WE AND OUR SHAREHOLDERS ARE SUBJECT TO CERTAIN TAX RISKS

o   OUR FAILURE TO QUALIFY AS A REIT WOULD HAVE ADVERSE TAX CONSEQUENCES

         We believe that since 1997 we have qualified for taxation as a REIT for federal income tax purposes. We plan to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 75% of our gross income must come from real estate sources and 95% of our gross income must come from real estate sources and certain other sources that are itemized in the REIT tax laws. We are also required to distribute to stockholders at least 90% (95% with respect to taxable years beginning before January 1, 2001) of our REIT taxable income (excluding capital gains). Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult or impossible for us to remain qualified as a REIT.

         If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first fail to qualify. If we fail to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to our stockholders. This would likely have a significant adverse effect on the value of our securities. In addition, the tax law would no longer require us to make distributions to our stockholders.

o   WE HAVE CERTAIN DISTRIBUTION REQUIREMENTS

         As a REIT, we must distribute 90% (95% with respect to taxable years beginning before January 1, 2001) of our annual taxable income. The required distribution limits the amount we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes, we may have to borrow funds on a short-term basis to meet the 90% distribution requirement.

o   WE ARE ALSO SUBJECT TO OTHER TAX LIABILITIES

         Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income and property. Any of these taxes would reduce our operating cash flow.

LOSS OF INVESTMENT COMPANY ACT EXEMPTION WOULD ADVERSELY AFFECT US

         We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act. If we fail to qualify for this exemption, our ability to use leverage would be substantially reduced and we would be unable to conduct our business as described in this prospectus.

         The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. Under the current interpretation of the SEC staff, in order to qualify for this exemption, we must maintain at least 55% of our assets directly in these qualifying real estate interests. Mortgage-backed securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, our ownership of these mortgage-backed securities is limited by the provisions of the Investment Company Act. In addition, in meeting the 55% requirement under the Investment Company Act, we treat as qualifying interests mortgage-backed securities issued with respect to an underlying pool as to which we hold all issued certificates. If the SEC or its staff adopts a contrary interpretation, we could be required to sell a substantial amount of our mortgage-backed securities, under potentially adverse market conditions. Further, in order to insure that we at all times qualify for the exemption from the Investment Company Act, we may be precluded from acquiring mortgage-backed securities whose yield is somewhat higher than the yield on mortgage-backed securities that could be purchased in a manner consistent with the exemption. The net effect of these factors may be to lower our net income.

ISSUANCES OF LARGE AMOUNTS OF OUR STOCK COULD CAUSE OUR PRICE TO DECLINE

         As of March 15, 2001, 25,696,459 shares of our common stock were outstanding. This prospectus may be used for the issuance of additional shares of common stock or shares of preferred stock that are convertible into common stock. If we issue a significant number of shares of common stock or convertible preferred stock in a short period of time, there could be a dilution of the existing common stock and a decrease in the market price of the common stock.

WE MAY CHANGE OUR POLICIES WITHOUT STOCKHOLDER APPROVAL

         Our Board of Directors and management determine all of our policies, including our investment, financing and distribution policies. Although they have no current plans to do so, they may amend or revise these policies at any time without a vote of our stockholders. Policy changes could adversely affect our financial condition, results of operations, the market price of our common stock or our ability to pay dividends or distributions.

                                 USE OF PROCEEDS

         Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and the related accompanying prospectus supplement for the purchase of mortgage-backed securities. We then intend to increase our investment assets by borrowing against these mortgage-backed securities and using the proceeds to acquire additional mortgage-backed securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth our ratios of earnings to fixed charges for the periods shown:

                        ANNALY MORTGAGE MANAGEMENT, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                                               February 18,
                                                                                                   1997
                                                                                             (commencement of
                                          For the Year     For the Year      For the Year       operations)
                                         Ended December   Ended December    Ended December   through December
                                            31, 2000         31, 1999          31, 1998          31, 1997
                                        ----------------------------------------------------------------------
Ratio of earnings to fixed charges           1.18x             1.26x            1.20x              1.25x

         The ratios of earnings to fixed charges were computed by dividing earnings as adjusted by fixed charges. For this purpose, earnings consist of net income from continuing operations and fixed charges. Fixed charges consist of interest expense. To date, we have not issued any preferred stock.

                              DESCRIPTION OF STOCK

GENERAL

         Our authorized capital stock consists of 100 million shares of common stock, par value $.01 per share. Pursuant to our articles of incorporation, our Board of Directors has the right to classify or reclassify any unissued shares of common stock into one or more classes or series of common stock or preferred stock. As of March 15, 2001, we had 25,696,459 shares of common stock outstanding, not including 883,380 shares of common stock issuable upon the exercise of options granted pursuant to our Long-Term Incentive Plan.

COMMON STOCK

         All shares of common stock offered hereby will be duly authorized, fully paid and nonassessable. The statements below describing the common stock are in all respects subject to and qualified in their entirety by reference to our articles of incorporation, by-laws and any articles supplementary to our articles of incorporation.

         VOTING

         Each of our common stockholders is entitled to one vote for each share held of record on each matter submitted to a vote of common stockholders.

         Our by-laws provide that annual meetings of our stockholders will be held each calendar year on the date determined by our President, and special meetings may be called by a majority of our Board of Directors, our Chairman, a majority of our independent directors, our President or generally by stockholders entitled to cast at least 25% of the votes which all stockholders are entitled to cast at the meeting. Our articles of incorporation may be amended in accordance with Maryland law.

         DIVIDENDS; LIQUIDATION; OTHER RIGHTS

         Common stockholders are entitled to receive dividends when declared by our Board of Directors out of legally available funds. The right of common stockholders to receive dividends is subordinate to the rights of preferred stockholders or other senior stockholders. If we have a liquidation, dissolution or winding up, our common stockholders will share ratably in all of our assets remaining after the payment of all of our liabilities and the payment of all liquidation and other preference amounts to preferred stockholders and other senior stockholders. Common stockholders have no preemptive or other subscription rights, and there are no conversion rights, or redemption or sinking fund provisions, relating to the shares of common stock.

         CLASSIFICATION OR RECLASSIFICATION OF COMMON STOCK OR PREFERRED STOCK

         Our articles of incorporation authorize our Board of Directors to reclassify any unissued shares of common or preferred stock into other classes or series of shares, to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.

PREFERRED STOCK

         The following description sets forth general terms and provisions of the preferred stock to which any prospectus supplement may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to our articles of incorporation, by-laws and any articles supplementary to our articles of incorporation designating terms of a series of preferred stock. The preferred stock, when issued, will be fully paid and non-assessable. Because our Board of Directors has the power to establish the preferences, powers and rights of each series of preferred stock, our Board of Directors may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of common stockholders.

         The rights, preferences, privileges and restrictions of each series of preferred stock will be fixed by the articles supplementary relating to the series. A prospectus supplement, relating to each series, will specify the terms of the preferred stock, as follows:

         -    the title and stated value of the preferred stock;

         - the number of shares offered, the liquidation preference per share and the offering price of the shares;

         - the dividend rate(s), period(s) and payment date(s) or method(s) of calculation applicable to the preferred stock;

         - the date from which dividends on the preferred stock will accumulate, if applicable;

         - the procedures for any auction and remarketing for the preferred stock;

         -    the provision for a sinking fund, if any, for the preferred stock;

         - the provision for redemption, if applicable, of the preferred stock;

         -    any listing of the preferred stock on any securities exchange;

         - the terms and provisions, if any, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

         - any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

         - a discussion of certain material federal income tax considerations applicable to the preferred stock;

         - the relative ranking and preferences of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs;

         - any limitation on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs; and

         - any limitations on direct or beneficial ownership and restrictions on transfer of the preferred stock, in each case as may be appropriate to preserve our status as REIT.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

         To ensure that we meet the requirements for qualification as a REIT, our articles of incorporation prohibit anyone from acquiring or holding, directly or constructively, ownership of a number of shares of any class of our capital stock in excess of 9.8% of the outstanding shares. For this purpose the term "ownership" generally means either direct ownership or constructive ownership in accordance with the constructive ownership provisions of Section 544 of the Code, as modified in Section 856(h) of the Code.

         The constructive ownership provisions of Section 544 of the Code, generally attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries; attribute ownership of securities owned by family members to other members of the same family; and set forth rules for attributing securities constructively owned by one person to another person (i.e., "reattribution"). To determine whether a person holds or would hold capital stock in excess of the 9.8% ownership limit, a person will be treated as owning not only shares of capital stock actually owned, but also any shares of capital stock attributed to that person under the attribution rules described above. Accordingly, a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the 9.8% ownership limit.

         Any transfer of shares of capital stock that would cause us to be disqualified as a REIT or that would (a) create a direct or constructive ownership of shares of capital stock in excess of the 9.8% ownership limit, or
(b) result in the shares of capital stock being beneficially owned (within the meaning of Section 856(a) of the Code) by fewer than 100 persons (determined without reference to any rules of attribution), or (c) result in us being "closely held" within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee (the "purported transferee") will acquire no rights to those shares. These restrictions on transferability and ownership will not apply if our Board of Directors determines that it is no longer in our best interests to continue to qualify as a REIT.

         Any purported transfer of shares of capital stock that would result in a purported transferee owning (directly or constructively) shares of capital stock in excess of the 9.8% ownership limit due to the unenforceability of the transfer restrictions described above will constitute "excess securities." Excess securities will be transferred by operation of law to a trust that we will establish for the exclusive benefit of a charitable organization, until such time as the trustee of the trust retransfers the excess securities. The trustee will be a banking institution designated by us that is not affiliated with the purported transferee or us. While the excess securities are held in trust, the purported transferee will not be entitled to vote or to share in any dividends or other distributions with respect to the securities. Subject to the 9.8% ownership limit, excess securities may be transferred by the trust to any person (if such transfer would not result in excess securities) at a price not to exceed the price paid by the purported transferee (or, if no consideration was paid by the purported transferee, the fair market value of the excess securities on the date of the purported transfer), at which point the excess securities will automatically cease to be excess securities.

         Upon a purported transfer of excess securities, the purported transferee shall cease to be entitled to distributions, voting rights and other benefits with respect to the shares of capital stock except the right to payment of the purchase price for the shares of capital stock on the retransfer of securities as provided above. Any dividend or distribution paid to a purported transferee on excess securities prior to our discovery that shares of capital stock have been transferred in violation of our articles of incorporation shall be repaid to us upon demand. If these transfer restrictions are determined to be void, invalid or unenforceable by a court of competent jurisdiction, then the purported transferee of any excess securities may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess securities and to hold the excess securities on our behalf.

         All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

         Any person who acquires shares in violation of our articles of incorporation, or any person who is a purported transferee such that excess securities results, must immediately give written notice or, in the event of a proposed or attempted transfer that would be void as set forth above, give at least 15 days prior written notice to us of such event and shall provide us such other information as we may request in order to determine the effect, if any, of the transfer on our status as a REIT. In addition, every record owner of more than 5.0% (during any period in which the number of record stockholders is 2,000 or more) or 1.0% (during any period in which the number of record stockholders is greater than 200 but less than 2,000) or 1/2% (during any period in which the number of record stockholders is 200 or less) of the number or value of our outstanding shares must send us an annual written notice by January 31 stating the name and address of the record owner and the number of shares held and describing how the shares are held. Further, each stockholder is required to disclose to us in writing information with respect to the direct and constructive ownership of shares as the Board of Directors deems reasonably necessary to comply with the REIT provisions of the Code, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

         Our Board of Directors may increase or decrease the 9.8% ownership limit. In addition, to the extent consistent with the REIT provisions of the Code, our Board of Directors may, pursuant to our articles of incorporation, waive the 9.8% ownership limit for a purchaser of our stock. In connection with any such waiver, we may require that the stockholder requesting the waiver enter into an agreement with us providing that we may repurchase shares from the stockholder under certain circumstances to ensure compliance with the REIT provisions of the Code. The repurchase would be at fair market value as set forth in the agreement between us and the stockholder. The consideration received by the stockholder in the repurchase might be characterized as the receipt by the stockholder of a dividend from us, and any stockholder entering into an agreement with us should consult its tax advisor. At present, we do not intend to waive the 9.8% ownership limit for any purchaser.

         The provisions described above may inhibit market activity and the resulting opportunity for the holders of our capital stock to receive a premium for their shares that might otherwise exist in the absence of such provisions. Such provisions also may make us an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of our capital stock.

CLASSIFICATION OF BOARD OF DIRECTORS, VACANCIES AND REMOVAL OF DIRECTORS

         Our by-laws provide for a staggered Board of Directors. Our by-laws provide for between three and fifteen directors divided into three classes, with terms of three years each. The number of directors in each class and the expiration of each class term is as follows:

              Class 1             2 Directors           Expires 2003
              Class 2             3 Directors           Expires 2001
              Class 3             3 Directors           Expires 2002

         At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A classified Board of Directors may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for our common stock or other attributes that our stockholders may consider desirable. In addition, a classified Board of Directors could prevent stockholders who do not agree with the policies of our Board of Directors from replacing a majority of the Board of Directors for two years, except in the event of removal for cause.

         Our by-laws provide that any vacancy on our Board of Directors may be filled by a majority of the remaining directors. Any individual so elected director will hold office for the unexplored term of the director he or she is replacing. Our by-laws provide that a director may be removed at any time only for cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors, but only by a vote taken at a stockholder meeting. These provisions preclude stockholders form removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

INDEMNIFICATION

         Our articles of incorporation obligate us to indemnify our directors and officers and to pay or reimburse expenses for them before the final disposition of a proceeding to the maximum extent permitted by Maryland law. The Corporations and Associations Article of the Annotated Code of Maryland (or the

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

Maryland General Corporation Law) permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

LIMITATION OF LIABILITY

         The Maryland General Corporation Law permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our articles of incorporation provide for elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

MARYLAND BUSINESS COMBINATION STATUTE

         The Maryland General Corporation Law establishes special requirements for "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. An interested stockholder is any person who beneficially owns ten percent or more of the voting power of our then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested stockholder unless the Board of Directors approved the transaction prior to the party becoming an interested stockholder. The five-year period runs from the most recent date on which the interested stockholder became an interested stockholder. The law also requires a supermajority stockholder vote for such transactions after the end of the five-year period. This means that the transaction must be approved by at least:

         o 80% of the votes entitled to be cast by holders of outstanding voting shares; and

         o 66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom the business combination is to be effected.

         As permitted by the Maryland General Corporation Law, we have elected not to be governed by the Maryland business combination statute. We made this election by opting out of this statute in our articles of incorporation. If, however, we amend our articles of incorporation to opt back in to the statute, the business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating these offers, even if our acquisition would be in our stockholders' best interests.

MARYLAND CONTROL SHARE ACQUISITION STATUTE

         Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a stockholder vote. Two-thirds of the shares eligible to vote must vote in favor of granting the "control shares" voting rights. "Control shares" are shares of stock that, taken together with all other shares of stock the acquiror previously acquired, would entitle the acquiror to exercise at least 10% of the voting power in electing directors. Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

         If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), he may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any stockholders' meeting.

         If voting rights are not approved at a meeting of stockholders then we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

         o    the last control share acquisition; or

         o any meeting where stockholders considered and did not approve voting rights of the control shares.

         If voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that you would be able to redeem your stock back to us for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of dissenters' rights would not apply in the context of a control share acquisition.

         The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

         The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

TRANSFER AGENT AND REGISTRAR

         Mellon Investor Services LLC, 44 Wall Street, 16th Floor, New York, New York 10005, is the transfer agent and registrar for our stock. Its telephone number is (800) 777-3694.

                        FEDERAL INCOME TAX CONSIDERATIONS

         Based on various assumptions and factual representations made by us regarding our operations, in the opinion of Brown & Wood LLP, our counsel, commencing with our taxable year ended December 31, 1997, we have been organized in conformity with the requirements for qualification as a REIT under the Code, and our method of operating has enabled, and will enable us to meet the requirements for qualification and taxation as a REIT. Our qualification as a REIT depends upon our ability to meet the various requirements imposed under the Code through actual operations. Brown & Wood LLP will not review our operations, and no assurance can be given that actual operations will meet these requirements. The opinion of Brown & Wood LLP is not binding on the Internal Revenue Service (or IRS) or any court. The opinion of Brown & Wood LLP is based upon existing law, Treasury regulations and currently published administrative positions of the IRS and judicial decisions, all of which are subject to change either prospectively or retroactively.

         The following discusses the material United States federal income tax ("federal income tax") considerations that relate to our treatment as a REIT and that apply to an investment in our stock. No assurance can be given that the conclusions set out below would be sustained by a court if challenged by the IRS. Except for the discussion under the caption "Federal Income Tax Considerations Applicable to Foreign Stockholders," this summary only applies to "U.S. Stockholders" as defined below. Also, this summary deals only with stock that is held as a capital asset, which generally means property that is held for investment. In addition, except to the extent discussed below, this summary does not address tax considerations applicable to you if you are subject to special tax rules, such as:

         o    a dealer or trader in securities;

         o    a financial institution;

         o    an insurance company;

         o a stockholder that holds our stock as a hedge, part of a straddle, conversion transaction or other arrangement involving more than one position;

         o a stockholder whose functional currency is not the United States dollar; or

         o    a tax-exempt organization or foreign taxpayer.

         The discussion below is based upon the Code and regulations, rulings and judicial decisions interpreting the Code as of the date of this prospectus. Any of these authorities may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

         THE DISCUSSION SET OUT BELOW IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF OUR TREATMENT AS A REIT AND OF AN INVESTMENT IN OUR STOCK. TAXPAYERS AND PREPARERS OF TAX RETURNS (INCLUDING RETURNS FILED BY ANY PARTNERSHIP OR OTHER ARRANGEMENT) SHOULD BE AWARE THAT UNDER TREASURY REGULATIONS A PROVIDER OF ADVICE ON SPECIFIC ISSUES OF LAW IS NOT CONSIDERED AN INCOME TAX RETURN PREPARER UNLESS THE ADVICE IS (I) GIVEN WITH RESPECT TO EVENTS THAT HAVE OCCURRED AT THE TIME THE ADVICE IS RENDERED AND IS NOT GIVEN WITH RESPECT TO THE CONSEQUENCES OF CONTEMPLATED ACTIONS, AND (II) IS DIRECTLY RELEVANT TO THE DETERMINATION OF AN ENTRY ON A TAX RETURN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN OUR STOCK, INCLUDING THE APPLICATION TO YOUR PARTICULAR SITUATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF STATE, LOCAL OR FOREIGN TAX LAWS. THE STATEMENTS OF UNITED STATES TAX LAW SET OUT BELOW ARE BASED ON THE LAWS IN FORCE AND THEIR INTERPRETATION AS OF THE DATE OF THIS PROSPECTUS, AND ARE SUBJECT TO CHANGES OCCURRING AFTER THAT DATE.

GENERAL

         We elected to become subject to tax as a REIT for federal income tax purposes effective for our taxable year ending on December 31, 1997, and we plan to continue to meet the requirements for taxation as a REIT. There can be no assurance, however, that we will qualify as a REIT in any particular taxable year given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances. If we fail to qualify as a REIT in any particular taxable year, we will be subject to federal income tax as a regular domestic corporation, and you will be subject to tax in the same manner as a stockholder of a regular domestic corporation. In that event, we may be subject to a substantial income tax liability in respect of each taxable year that we fail to qualify as a REIT, and the amount of earnings and cash available for distribution to you and other stockholders could be significantly reduced or eliminated. See "Failure to Qualify" below.

REIT QUALIFICATION REQUIREMENTS

         The following is a brief summary of the material technical requirements imposed by the Code that we must satisfy on an ongoing basis to qualify, and remain qualified, as a REIT.

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

         STOCK OWNERSHIP REQUIREMENTS

         We must meet the following stock ownership requirements:

         (1)  our capital stock must be transferable;

         (2) our capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months); and

         (3) no more than 50% of the value of our capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the taxable year. In applying this test, the Code treats some entities as individuals.

         Tax-exempt entities, other than private foundations and certain unemployment compensation trusts, are generally not treated as individuals for these purposes. The requirements of items (2) and (3) above did not apply to the first taxable year for which we made an election to be taxed as a REIT. However, these stock ownership requirements must be satisfied in each subsequent taxable year. Our articles of incorporation impose restrictions on the transfer of our shares to help us meet the stock ownership requirements. In addition, Treasury regulations require us to demand from the record holders of designated percentages of our capital stock, annual written statements disclosing actual and constructive ownership of our stock. The same regulations require us to maintain permanent records showing the information we have received regarding actual and constructive stock ownership and a list of those persons failing or refusing to comply with our demand.

         ASSET REQUIREMENTS

         We generally must meet the following asset requirements at the close of each quarter of each taxable year:

         (1) at least 75% of the value of our total assets must be "qualified REIT real estate assets" (described below), government securities, cash and cash items;

         (2) no more than 25% of the value of our total assets may be securities other than securities in the 75% asset class (for example, government securities);

         (3) no more than 20 % of the value of our total assets may be securities of one or more Taxable REIT subsidiaries (described below); and

         (4) except for securities in the 75% asset class, securities in a Taxable REIT subsidiary or "qualified REIT subsidiary," and certain partnership interests and debt obligations--

              (A) no more than 5% of the value of our total assets may be securities of any one issuer,

              (B) we may not hold securities that possess more than 10% percent of the total voting power of the outstanding securities of any one issuer, and

              (C) we may not hold securities that have a value of more than 10 percent of the total value of the outstanding securities of any one issuer. (Under a special transition provision , this restriction does not apply to securities held on July 12, 1999, provided the issuer of those securities does not engage in a substantially new line of business or acquire substantial new assets after that date, and provided we do not acquire additional securities in such issuer. We believe this special transition

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

                   provision exempts our ownership of 33% of the equity of Annaly International Mortgage Management, Inc., as operated on July 12, 1999).

         "Qualified REIT real estate assets" means assets of the type described in section 856(c)(5)(B) of the Code, and generally include (among other assets) interests in mortgages on real property, and shares in other REITs. A "Taxable REIT subsidiary" is a corporation that may earn income that would not be qualifying income if earned directly by the REIT. A REIT may hold up to 100% of the stock in a Taxable REIT subsidiary. To treat a subsidiary as a Taxable REIT subsidiary, both the subsidiary and the REIT must file a joint election with the IRS on IRS Form 8875. A Taxable REIT subsidiary will pay tax at the corporate rates on any income it earns. Moreover, the Code contains rules to ensure contractual arrangements between a Taxable REIT subsidiary and the parent REIT are at arm's length.

         If we fail to meet any of the asset tests as of the close of a calendar quarter due to the acquisition of securities or other assets, the Code allows us a 30-day period following the close of the calendar quarter to come into compliance with the asset tests. If we do cure a failure within the 30-day period, we will be treated as having satisfied the asset tests at the close of the calendar quarter.

         GROSS INCOME REQUIREMENTS

         We generally must meet the following gross income requirements for each taxable year:

         (1) at least 75% of our gross income must be derived from the real estate sources specified in section 856(c)(3) of the Code, including interest income and gain from the disposition of qualified REIT real estate assets, and "qualified temporary investment income" (generally, income we earn from investing new capital, provided we received that income within one year of acquiring such new capital); and

         (2) at least 95% of our gross income for each taxable year must be derived from sources of income specified in section 856(c)(2) of the Code, which includes the types of gross income described just above, as well as dividends, interest, and gains from the sale of stock or other financial instruments (including interest rate swap and cap agreements, options, futures contracts, forward rate agreements or similar financial instruments entered into to hedge variable rate debt incurred to acquire qualified REIT real estate assets) not held for sale in the ordinary course of business.

         DISTRIBUTION REQUIREMENTS

         We generally must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (1) the sum of (a) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and net capital gains) and (b) 90% of the net income (after tax, if any) from foreclosure property, minus (2) the sum of certain items of non-cash income. In addition, if we were to recognize "Built in Gain" on disposition of any assets acquired from a "C" corporation in a transaction in which Built in Gain was not recognized (as discussed below), we would be required to distribute at least 90% of the Built in Gain recognized net of the tax we would pay on such gain. Built in Gain is the excess of (a) the fair market value of an asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition). As to our net capital gains, rather than distribute them, we may elect to retain and pay the federal income tax on them, in which case our stockholders will (1) include their proportionate share of the undistributed net capital gains in income, (2) receive a credit for their share of the federal income tax we pay and (3) increase the bases in their stock by the difference between their share of the capital gain and their share of the credit.

FAILURE TO QUALIFY

         If we fail to qualify as a REIT in any taxable year and the relief provisions provided in the Code do not apply, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income in that taxable year and all subsequent taxable years at the regular corporate income tax rates. We will not be allowed to deduct distributions to shareholders in these years, nor will the Code require us to make distributions. Further, unless entitled to the relief provisions of the Code, we also will be barred from re-electing REIT status for the four taxable years following the year in which we fail to qualify. It is not possible to state in what circumstances we would be entitled to any statutory relief.

         We intend to monitor on an ongoing basis our compliance with the REIT requirements described above. To maintain our REIT status, we will be required to limit the types of assets that we might otherwise acquire, or hold some assets at times when we might otherwise have determined that the sale or other disposition of these assets would have been more prudent.

TAXATION OF ANNALY MORTGAGE MANAGEMENT

         In any year in which we do qualify as a REIT, we generally will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that we distribute to our stockholders. We will, however, be subject to federal income tax at regular corporate income tax rates on any undistributed taxable income or capital gain.

         Notwithstanding our qualification as a REIT, we may also be subject to federal income tax in the following other circumstances:

         o If we fail to satisfy either the 75% or the 95% gross income test, but nonetheless maintain our qualification as a REIT because we meet other requirements, we generally will be subject to a 100% tax on the greater of the amount by which we fail either the 75% or the 95% gross income test multiplied by a fraction intended to reflect our profitability.

         o We will be subject to a tax of 100% on net income derived from any "prohibited transaction" which is, in general, a sale or other disposition of property held primarily for sale to customers in the ordinary course of business.

         o If we have (1) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or (2) other non-qualifying income from foreclosure property, it will be subject to federal income tax at the highest corporate income tax rate.

         o If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any amount of undistributed ordinary income and capital gain net income from preceding taxable years, we will be subject to a 4% federal tax on the excess of the required distribution over the amounts actually distributed during the taxable year.

         o If we acquire a Built in Gain asset from a C corporation in a transaction in which the basis of the asset is determined by reference to the basis of the asset in the hands of the C corporation and we recognize Built in Gain upon a disposition of such asset occurring within 10 years of its acquisition, then we will be subject to federal tax to the extent of any Built in Gain at the highest corporate income tax rate.

         o We may also be subject to the corporate alternative minimum tax, as well as other taxes in situations not presently contemplated.

TAXATION OF STOCKHOLDERS

         Unless you are a tax-exempt entity, distributions that we make to you, including constructive distributions, generally will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits as determined for federal income tax purposes. If the amount we distribute to you exceeds your allocable share of current and accumulated earnings and profits, the excess will be treated as a return of capital to the extent of your adjusted basis in your stock, which will reduce your basis in your stock but will not be subject to tax. To the extent the amount we distribute to you exceeds both your allocable share of current and accumulated earnings and profits and your adjusted basis, this excess amount will be treated as a gain from the sale or exchange of a capital asset. Distributions to our corporate stockholders, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction.

         Distributions that we designate as capital gain dividends generally will be taxable in your hands as long-term capital gains, to the extent such distributions do not exceed our actual net capital gain for the taxable year. In the event that we realize a loss for the taxable year, you will not be permitted to deduct any share of that loss. Further, if we, or a portion of our assets, were to be treated as a taxable mortgage pool, any excess inclusion income that is allocated to you could not be offset by any losses or other deductions you may have. Future Treasury regulations may require you to take into account, for purposes of computing your individual alternative minimum tax liability, some of our tax preference items.

         Dividends that we declare during the last quarter of a calendar year and actually pay to you during January of the following taxable year, generally are treated as if we had paid, and you had received them on December 31 of the calendar year and not on the date actually paid. In addition, we may elect to treat other dividends distributed after the close of the taxable year as having been paid during the taxable year, so long as they meet the requirements described in the Code, but you will be treated as having received these dividends in the taxable year in which the distribution is actually made.

         If you sell or otherwise dispose of our stock, you will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and your adjusted basis in the stock, which gain or loss will be long-term if the stock is held for more than one year. Any loss recognized on the sale or exchange of stock held for six months or less generally will be treated as a long-term capital loss to the extent of (1) any long-term capital gain dividends you receive with respect to the stock and (2) your proportionate share of any long-term capital gains that we retain (see the discussion under the caption Distribution Requirements).

         If we fail to qualify as a REIT in any year, distributions we make to you will be taxable in the same manner discussed above, except that:

         o we will not be allowed to designate any distributions as capital gain dividends;

         o distributions (to the extent they are made out of our current and accumulated earnings and profits) will be eligible for the corporate dividends received deduction;

         o the excess inclusion income rules will not apply to the stockholders; and

         o    you will not receive any share of our tax preference items.

         In this event, however, we could be subject to substantial federal income tax liability as a C corporation, and the amount of earnings and cash available for distribution to you and other stockholders could be significantly reduced or eliminated.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         For each calendar year, we will report to our U.S. stockholders and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax at a rate of 31% with respect to distributions paid unless you:

         o are a corporation or come within another exempt category and demonstrate this fact when required; or

         o provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules.

         A U.S. stockholder may satisfy this requirement by providing us an appropriately prepared Form W-9. If you do not provide us with your correct taxpayer identification number, then you may also be subject to penalties imposed by the IRS.

         Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against your federal income tax liability, provided you furnish the required information to the IRS.

TAXATION OF TAX-EXEMPT ENTITIES

         The discussion under this heading only applies to you if you are a tax-exempt entity.

         Subject to the discussion below regarding a pension-held REIT, distributions received from us or gain realized on the sale of our stock will not be taxable as unrelated business taxable income (or UBTI), provided that:

         o    you have not incurred indebtedness to purchase or hold our stock;

         o you do not otherwise use our stock in a trade or business unrelated to your exempt purpose; and

         o we, consistent with our present intent, do not hold a residual interest in a REMIC that gives rise to excess inclusion income as defined under section 860E of the Code.

         If we were to be treated as a taxable mortgage pool, however, a substantial portion of the dividends you receive may be subject to tax as UBTI.

         In addition, a substantial portion of the dividends you receive may constitute UBTI if we are treated as a "pension-held REIT" and you are a "qualified pension trust" that holds more than 10% by value of our interests at any time during a taxable year. For these purposes, a "qualified pension trust" is any pension or other retirement trust that satisfies the requirements imposed under section 401(a) of the Code. We will be treated as a "pension-held REIT" if
(1) we would not be a REIT if we had to treat stock held in a qualified pension trust as owned by the trust (instead of as owned by the trust's multiple beneficiaries) and (2) (a) at least one qualified pension trust holds more than 25% of our stock by value, or (b) one or more qualified pension trusts (each owning more than 10% of our stock by value) hold in the aggregate more than 50% of our stock by value. Assuming compliance with the ownership limit provisions set forth in our articles of incorporation, it is unlikely that pension plans will accumulate sufficient stock to cause us to be treated as a pension-held REIT.

         If you qualify for exemption under sections 501(c)(7), (c)(9), (c)(17), and (c)(20) of the Code, then distributions received by you may also constitute UBTI. We urge you to consult your tax advisors concerning the applicable set aside and reserve requirements.

FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO FOREIGN STOCKHOLDERS

         The discussion under this heading only applies to you if you are not a U.S. stockholder (hereafter, a "foreign stockholder"). A U.S. stockholder is a stockholder who is:

         o    a citizen or resident of the United States;

         o a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

         o an estate whose income is includible in gross income for United States (as defined in the Code and attending regulations) Federal income tax purposes regardless of its source; or

         o a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996, was treated as a domestic trust prior to such date, and has made an election to continue to be treated as a domestic trust.

         This discussion is only a brief summary of the United States federal tax consequences that apply to you, which are highly complex, and does not consider any specific facts or circumstances that may apply to you and your particular situation. We urge you to consult your tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of our stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

         DISTRIBUTIONS

         Except for distributions attributable to gain from the disposition of real property interests or distributions designated as capital gains dividends, distributions you receive from us generally will be subject, to the extent of our earnings and profits, to federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable tax treaty or unless the distributions are treated as effectively connected with your United States trade or business. If you wish to claim the benefits of an applicable tax treaty, you may need to satisfy certification and other requirements, such as providing IRS Form W-8BEN. If you wish to claim distributions are effectively connected with your United States trade or business, you may need to satisfy certification and other requirements such as providing IRS Form W-8ECI.

         Distributions you receive that are in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted basis in your stock. If the amount of the distribution also exceeds your adjusted basis, this excess amount will be treated as gain from the sale or exchange of your stock as described below. If we cannot determine at the time we make a distribution whether the distribution will exceed our earnings and profits, the distribution will be subject to withholding at the same rate as dividends. These withheld amounts, however, will be refundable or creditable against your United States federal tax liability if it is subsequently determined that the distribution was, in fact, in excess of our earnings and profits. If you receive a dividend that is treated as being effectively connected with your conduct of a trade or business within the United States, the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally, and may be subject to the branch profits tax if you are a corporation.

         Distributions that we make to you and designate as capital gains dividends, other than those attributable to the disposition of a United States real property interest, generally will not be subject to United States federal income taxation, unless:

         o your investment in our stock is effectively connected with your conduct of a trade or business within the United States; or

         o you are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year, and other requirements are met.

         Distributions that are attributable to a disposition of United States real property interests are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Act of 1980 (FIRPTA), and may also be subject to branch profits tax if you are a corporation that is not entitled to treaty relief or exemption. However, because we do not expect to hold assets that would be treated as United States real property interests as defined by FIRPTA, the FIRPTA provisions should not apply to investment in our stock.

         GAIN ON DISPOSITION

         You generally will not be subject to United States federal income tax on gain recognized on a sale or other disposition of our stock unless:

         o the gain is effectively connected with your conduct of a trade or business within the United States;

         o you are a nonresident alien individual who holds our stock as a capital asset and are present in the United States for 183 or more days in the taxable year and other requirements are met; or

         o    you are subject to tax under the FIRPTA rules discussed below.

         Gain that is effectively connected with your conduct of a trade or business within the United States will be subject to the United States federal income tax on net income that applies to United States persons generally and may be subject to the branch profits tax if you are a corporation. However, these effectively-connected gains will generally not be subject to withholding. We urge you to consult applicable treaties, which may provide for different rules.

         Under FIRPTA, you may be subject to tax on gain recognized from a sale or other disposition of your stock if we were to both (1) hold United States real property interests and (2) fail to qualify as a domestically-controlled REIT. A REIT qualifies as a domestically-controlled REIT as long as less than 50% in value of its shares of beneficial interest are held by foreign persons at all times during the shorter of (1) the previous five years and (2) the period in which the REIT is in existence. As mentioned above, we do not expect to hold any United States real property interests. Furthermore, we will likely qualify as a domestically-controlled REIT, although no assurances can be provided because our shares are publicly-traded.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

         The information reporting and backup withholding tax requirements (discussed above) will generally not apply to foreign holders in the case of distributions treated as (1) dividends subject to the 30% (or lower treaty rate) withholding tax (discussed above), or (2) capital gain dividends. Also, as a general matter, backup withholding and information reporting will not apply to the payment of proceeds from shares sold by or through a foreign office of a foreign broker. However, in some cases (for example, a sale of shares through the foreign office of a U.S. broker), information reporting is required unless the foreign holder certifies under penalty of perjury that it is a foreign holder, or otherwise establishes an exemption. A foreign stockholder may satisfy this requirement by using an appropriately prepared IRS Form W-8 BEN.

FEDERAL ESTATE TAXES

         In general, if an individual who is not a citizen or resident (as defined in the Code) of the United States owns (or is treated as owning) our stock at the date of death, such stock will be included in the individual's estate for United States Federal estate tax purposes, unless an applicable treaty provides otherwise.

STATE AND LOCAL TAXES

         We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment that applies to us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, we urge you to consult your own tax advisors regarding the effect of state and local tax laws.

                              PLAN OF DISTRIBUTION

         We may sell the securities offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell the securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

         Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

         Shares may also be sold in one or more of the following transactions:
(a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable New York Stock Exchange or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.

         Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

         Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the series of securities, if any are purchased.

         Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

         In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

         The underwriters in an offering of securities may also create a "short position" for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

         The common stock is listed on the New York Stock Exchange under the symbol "NLY." The preferred stock will be new issues of securities with no established trading market and may or may not be listed on a national securities exchange. Any underwriters or agents to or through which securities are sold by us may make a market in the securities, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any securities sold by us.

                                     EXPERTS

         Deloitte & Touche LLP, independent auditors, have audited our financial statements as of December 31, 2000, 1999 and for each of the three years in the period ended December 31, 2000, as set forth in their report which is incorporated in this prospectus by reference. Our financial statements are incorporated by reference in reliance on Deloitte & Touche LLP's reports, given on their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the securities offered hereby is being passed upon for us by Brown & Wood LLP. The opinion of counsel described under the heading "Federal Income Tax Considerations" is being rendered by Brown & Wood LLP. This opinion is subject to various assumptions and is based on current tax law.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. This material can also be obtained from the SEC's worldwide web site at http://www.sec.gov. Our outstanding common stock is listed on the NYSE under the symbol "NLY," and all such reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005.

         We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed the documents listed below with the SEC (File No. 1-13447) under the Securities Exchange Act of 1934 (the "Exchange Act"), and these documents are incorporated herein by reference:

         o    Our Annual Report on Form 10-K/A for the year ended December 31,
              2000;

         o    Our Definitive Proxy Statement filed March 27, 2001;

         o    Our Current Report on Form 8-K filed January 31, 2001;

         o    Our Current Report on Form 8-K filed April 9, 2001;

         o    Our Current Report on Form 8-K filed April 16, 2001; and

         o The description of our common stock included in our registration statement on Form 8-A, as amended.

         Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents.

         Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

         You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to such documents which are not specifically incorporated by reference herein) without charge upon written or oral request to Investor Relations, at Annaly Mortgage Management, Inc., 12 East 41st Street, Suite 700, New York, New York, 10017, telephone number (212) 696-0100.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The fees and expenses to be paid in connection with the distribution of the securities being registered hereby are estimated as follows:

         Registration fee............................................  $77,355
         Legal fees and expenses (including Blue Sky fees)...........   50,000
         Accounting fees and expenses................................    4,000
         Printing....................................................    5,000
         Miscellaneous...............................................    3,645
                                                                         -----
              Total.................................................. $140,000

Item 15. Indemnification of Directors and Officers.

         Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland (the "Maryland General Corporation Law") provides that a Maryland corporation may indemnify any director or officer of a corporation who is made a party to any proceeding by reason of service in that capacity unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or the person actually received an improper personal benefit in money, property or services; or, in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful. Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director or officer in connection with the proceeding, but if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director or officer shall have been adjudged to be liable to the corporation. Such indemnification may not be made unless authorized for a specific proceeding after a determination has been made, in the manner prescribed by the law, that indemnification is permissible in the circumstances because the director or officer has met the applicable standard of conduct. On the other hand, the director or officer must be indemnified for expenses if he has been successful in the defense of the proceeding or as otherwise ordered by a court. The law also prescribes the circumstances under which the corporation may advance expenses to, or obtain insurance or similar protection for, directors and officers.

         Our articles of incorporation provide that our directors and officers will, and our agents in the discretion of our Board of Directors may, be indemnified to the fullest extent required or permitted from time to time by the laws of Maryland.

         The Maryland General Corporation Law permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received, or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our articles of incorporation contain a provision providing for elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law.

         We maintain policies of insurance under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings resulting from such director or officer being or having been a director or officer, and certain liabilities which might be imposed as a result of these actions, suits or proceedings.

Item 16.  Exhibits.

Exhibit       Exhibit Description
Number

3.1 Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-11 (Registration No. 333-32913) filed with the SEC on August 5, 1997).

3.2 Articles of Amendment and Restatement of the Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-11 (Registration No. 333-32913) filed with the SEC on August 5,
              1997).

3.3 By-laws of the Registrant, as amended (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-11 (Registration No. 333-32913) filed with the SEC on August 5,
              1997).

4.1           Specimen Common Stock Certificate (incorporated by reference to
              Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form S-11 (Registration No. 333-32913) filed with the SEC on September 17, 1997).

4.2           Form of Preferred Stock Certificate.

5.1           Opinion of Brown & Wood LLP (including consent of such firm).*

8.1           Tax Opinion of Brown & Wood LLP (including consent of such firm).*

12.1          Statements re: Computation of Ratios.*

23.1          Consent of Deloitte & Touche LLP.

23.2          Consent of Brown & Wood LLP (included in Exhibits 5.1 and 8.1).*

24.1          Power of Attorney.*

----------------
*Previously filed.

Item 17. Undertakings.

         (a)  The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (d) The undersigned Registrant hereby undertakes that:

              (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

              (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Amendment No. 1 to Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 23, 2001.

                                       ANNALY MORTGAGE MANAGEMENT, INC.

                                       By: /s/ Michael A.J. Farrell
                                           ------------------------
                                               Michael A.J. Farrell
                                               Chairman of the Board of
                                               Directors and Chief Executive
                                               Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dated indicated.

      Signatures                                  Title                          Date
      ----------                                  -----                          ----
                              Director
------------------------
Kevin P. Brady

         *                    Director                                       April 23, 2001
------------------------
Spencer I. Browne

         *                    Chief Financial Officer and                    April 23, 2001
------------------------      Treasurer (principal financial
Katherine F. Fagan            and accounting officer)

         *                    Chairman of the Board of Directors, Chief      April 23, 2001
------------------------      Executive Officer and Director (principal
Michael A.J. Farrell          executive officer)

         *                    Director                                       April 23, 2001
------------------------
Jonathan D. Green

         *                    President, Chief Operating Officer and         April 23, 2001
------------------------      Director
Timothy J. Guba

         *                    Director                                       April 23, 2001
------------------------
John A. Lambiase

                                      II-5

         *                    Director                                       April 23, 2001
------------------------
Donnell A. Segalas

         *                    Vice Chairman of the Board of Directors and    April 23, 2001
------------------------      Director
Wellington J. St. Claire


*By: /s/ Michael A.J. Farrell
     ------------------------
         Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit       Exhibit Description
Number

3.1 Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-11 (Registration No. 333-32913) filed with the SEC on August 5, 1997).

3.2 Articles of Amendment and Restatement of the Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-11 (Registration No. 333-32913) filed with the SEC on August 5,
              1997).

3.3 By-laws of the Registrant, as amended (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-11 (Registration No. 333-32913) filed with the SEC on August 5,
              1997).

4.1           Specimen Common Stock Certificate (incorporated by reference to
              Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form S-11 (Registration No. 333-32913) filed with the SEC on September 17, 1997).

4.2           Form of Preferred Stock Certificate.

5.1           Opinion of Brown & Wood LLP (including consent of such firm).*

8.1           Tax Opinion of Brown & Wood LLP (including consent of such firm).*

12.1          Statements re: Computation of Ratios.*

23.1          Consent of Deloitte & Touche LLP.

23.2          Consent of Brown & Wood LLP (included in Exhibits 5.1 and 8.1).*

24.1          Power of Attorney.*

-----------------
* Previously filed.